UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

 -------------------------------------------------------------------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                           ISIS PHARMACEUTICALS, INC.
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                   4643300109
                                 (CUSIP Number)

                            Wayne P. Merkelson, Esq.
                              Novartis Corporation
                                564 Morris Avenue
                              Summit, NJ 07901-1398
                            Telephone: (908) 522-6777
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                             Spencer D. Klein, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

               Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)
                                |X| Rule 13d-1(c)
                                |_| Rule 13d-1(d)
 -------------------------------------------------------------------------------

CUSIP No.  4643300109

(1)       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
                   Novartis AG


(2)       Check the Appropriate Box if a Member of Group (See Instructions)

|_|       (a)

|_|       (b)

(3)       SEC Use Only


(4)       Citizenship or Place of Organization  Switzerland

Number of          (5)      Sole Voting Power             0
                                              ----------------------------------
Shares
                            ----------------------------------------------------
Beneficially       (6)      Shared Voting Power           2,354,150
                                               ---------------------------------
Owned by
                            ----------------------------------------------------
Each               (7)      Sole Dispositive Power        0
                                                     ---------------------------
Reporting
                            ----------------------------------------------------
Person             (8)      Shared Dispositive Power      2,354,150
                            ----------------------------------------------------
With
-------            -------------------------------------------------------------

(9)       Aggregate Amount Beneficially Owned by Each Reporting Person 2,354,150
                                                                      ----------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


(11)      Percent of Class Represented by Amount in Row (9)
            8.75%

(12)      Type of Reporting Person (See Instructions) CO

CUSIP No.  4643300109

(1)       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
                   Novartis Pharma AG


(2)       Check the Appropriate Box if a Member of Group (See Instructions)

|_|       (a)

|_|       (b)

(3)       SEC Use Only


(4)       Citizenship or Place of Organization  Switzerland

Number of          (5)      Sole Voting Power          0
                                              ----------------------------------
Shares
                            ----------------------------------------------------
Beneficially       (6)      Shared Voting Power        2,219,000
                                               ---------------------------------
Owned by
                            ----------------------------------------------------
Each               (7)      Sole Dispositive Power     0
                                                  ------------------------------
Reporting
                            ----------------------------------------------------
Person             (8)      Shared Dispositive Power   2,219,000
                                           -------------------------------------
With
-------            -------------------------------------------------------------

(9)       Aggregate Amount Beneficially Owned by Each Reporting Person 2,219,000
                                                                      ----------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


(11)      Percent of Class Represented by Amount in Row (9)
            8.25%

(12)      Type of Reporting Person (See Instructions) CO

CUSIP No.  4643300109

(1)       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
                   Novartis Pharmaceuticals Corporation


(2)       Check the Appropriate Box if a Member of Group (See Instructions)

|_|       (a)

|_|       (b)

(3)       SEC Use Only


(4)       Citizenship or Place of Organization Delaware

Number of          (5)      Sole Voting Power               0
                                              ----------------------------------
Shares
                            ----------------------------------------------------
Beneficially       (6)      Shared Voting Power             38,053
                                               ---------------------------------
Owned by
                            ----------------------------------------------------
Each               (7)      Sole Dispositive Power          0
                                                  ------------------------------
Reporting
                            ----------------------------------------------------
Person             (8)      Shared Dispositive Power        38,053
                                           -------------------------------------
With
-------            -------------------------------------------------------------

(9)       Aggregate Amount Beneficially Owned by Each Reporting Person 38,053
                                                                      ----------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


(11)      Percent of Class Represented by Amount in Row (9)
            0.14%

(12)      Type of Reporting Person (See Instructions) CO

CUSIP No.  4643300109

(1)       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
                   Genetic Therapy, Inc.


(2)       Check the Appropriate Box if a Member of Group (See Instructions)

|_|       (a)

|_|       (b)

(3)       SEC Use Only


(4)       Citizenship or Place of Organization   Delaware

Number of          (5)      Sole Voting Power           0
                                              ----------------------------------
Shares
                            ----------------------------------------------------
Beneficially       (6)      Shared Voting Power         97,097
                                               ---------------------------------
Owned by
                            ----------------------------------------------------
Each               (7)      Sole Dispositive Power      0
                                                  ------------------------------
Reporting
                            ----------------------------------------------------
Person             (8)      Shared Dispositive Power    97,097
                                           -------------------------------------
With
-------            -------------------------------------------------------------

(9)       Aggregate Amount Beneficially Owned by Each Reporting Person 97,097
                                                                      ----------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


(11)      Percent of Class Represented by Amount in Row (9)
            0.36%

(12)      Type of Reporting Person (See Instructions) CO

Item 1.   Issuer

          (a)      Isis Pharmaceuticals, Inc.
          (b)      2292 Faraday Avenue
                   Carlsbad, California 92008

Item 2.   Persons Filing

          (a) Name of Person Filing: Novartis AG ("Novartis"), Novartis Pharma AG, Novartis Pharmaceuticals Corporation and Genetic Therapy, Inc.
          (b)      Address of Principal Offices:
                   (i) The principal offices of Novartis are located at Schwarzwaldallee 215, CH-4002, Basel, Switzerland.
                   (ii) The principal offices of Novartis Pharma AG are located at Lichtstrasse 35, CH-4002, Basel,
                   Switzerland.
                   (iii) The principal offices of Novartis Pharmaceuticals Corporation are located at 59 Route 10, East Hanover,
                   New Jersey 07936.
                   (iv) The principal offices of Genetic Therapy, Inc. are located at 938 Clopper Road, Gaithersburg, Maryland 20878.
          (c) Citizenship: Novartis and Novartis Pharma AG are Swiss corporations. Novartis Pharmaceuticals Corporation and Genetic Therapy, Inc. are Delaware corporations.
          (d)      Title of Class of Securities: Common Stock, $0.001 par value.
          (e)      CUSIP Number: 464300109

Item 3.   This statement is filed pursuant to ss.240.13d-1(c).

Item 4.   Ownership

          (a) Novartis Pharma AG owns 2,219,000 shares of Common Stock, Novartis Pharmaceuticals Corporation owns 38,053 shares of Common Stock and Genetic Therapy, Inc. owns 97,097 shares of Common Stock. By virtue of the shares held by Novartis Pharma AG, Novartis Pharmaceuticals Corporation and Genetic Therapy, Inc., Novartis, as the ultimate parent entity, beneficially owns 2,354,150 shares of Common Stock.
          (b) Together the shares of Common Stock held by Novartis Pharma AG, Novartis Pharmaceuticals Corporation and Genetic Therapy, Inc. constitute approximately 8.75% of the outstanding Common Stock of the Issuer.

Item 5.   Ownership of Five Percent or Less of a Class

                   Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

                   Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                   Not applicable.

Item 8.   Identification and Classification of Members of the Group

                   Not Applicable.

Item 9.   Notice of Dissolution of Group

                   Not Applicable.

Item 10.  Certification if Statement Filed Pursuant to Rule 13d-1(c)

          (a)      Not applicable.

          (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 1999


                                      NOVARTIS AG



                                      By: /s/ Dr. Urs Baerlocher
                                      Name:  Dr. Urs Baerlocher
                                      Title: General Counsel


                                      By: /s/ Martin Henrich
                                      Name:  Martin Henrich
                                      Title: Associate General Counsel

                                    SIGNATURE

                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 1999


                                     NOVARTIS PHARMA AG



                                     By: /s/ Joseph Mamie
                                     Name:  Joseph Mamie
                                     Title: Pharma Finance, Financial Investment



                                     By: /s/ Olivier Bassi
                                     Name:  Olivier Bassi
                                     Title: Senior Legal Counsel

                                    SIGNATURE

                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 1999


                                      NOVARTIS PHARMACEUTICALS
                                          CORPORATION



                                      By: /s/ Kenneth P. Schuster
                                      Name:  Kenneth P. Schuster
                                      Title: Vice President and Controller



                                      By: /s/ Urs A. Naegelin
                                      Name:  Urs A. Naegelin
                                      Title: Senior Vice President and CFO
                                             Finance and Administration

                                    SIGNATURE

                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 1999


                                      GENETIC THERAPY, INC.



                                      By: /s/ James T. DePalma
                                      Name:  James T. DePalma
                                      Title: Vice President and Chief Financial
                                             Officer
                                             Finance and Information Technology